UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2021

Commission file number:

1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP EUROPEAN COMPANY

(Translation of registrant's name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SAP SE

FORM 6-K

On March 4, 2021, SAP SE, a European company (Societas Europaea, SE) organized under the laws of Germany and the European Union (“SAP”), issued its Integrated Report 2020. The Integrated Report 2020 is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

The information furnished herewith in this report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, whether made before or after the date of this report, regardless of any general incorporation by reference language in such filing.

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EXHIBITS

Exhibit No.	Exhibit

99.1	Integrated Report 2020 issued on March 4, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

	By:	/s/ Christopher Sessar
		Name:	Dr. Christopher Sessar
		Title:	Chief Accounting Officer

	By:	/s/ Julia Zicke
		Name:	Dr. Julia Zicke
		Title:	Co-Head of Corporate Accounting and Reporting

Date: March 11, 2021

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Integrated Report 2019 issued on February 27, 2020

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